United States securities and exchange commission logo





                            February 29, 2024

       Dennis O   Leary
       Chief Executive Officer
       DarkPulse, Inc.
       815 Walker Street, Suite 1155
       Houston, TX 77002

                                                        Re: DarkPulse, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 9,
202
                                                            File No. 333-276114

       Dear Dennis O   Leary:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

       Amendment No. 1 to Form S-1

       Prospectus Summary, page 2

   1. Please update your disclosure at the beginning of the Prospectus Summary to be consistent with your current
operations and to reflect the stage of development and lack of commercial sales of
your BOTDA system. Similarly revise the beginning of your
                                                        Management's Discussion
and Analysis of Financial Condition and Results of
                                                        Operations and Business
sections.
   2. In response to prior comment 2, you disclosed on page 50 that the business combination agreement between
Global System Dynamics, Inc. and the company was terminated on
                                                        January 23, 2024. Also
disclose that Global System Dynamics is required to redeem the remaining public shares
and liquidate because it did not consummate a business
                                                        combination by February
9, 2024. Provide a cross-reference to a new risk factor that discusses and
quantifies the consequences to the company of the terminatiion of the
 Dennis O   Leary
DarkPulse, Inc.
February 29, 2024
Page 2
         business combination agreement and the liquidation of Global System Dynamics, both as a party to the transaction and as the sponsor of Global System Dynamics. For example, disclose the amount of money spent by the company to become the sponsor and the amount provided to Global System Dynamics as the sponsor. Also disclose the transaction costs to the company from entering into and pursuing the consummation of the business combination agreement.
Current Operations, page 4

3.       Please discuss why Remote Intelligence, LLC, Wildlife Specialists,
LLC, and TJM
         Electronics West, Inc. are no longer in operation. If material, discuss the impact on the company in Management's Discussion and Analysis of Financial Condition and Results of
         Operations.
4. Please explain your statement that you "are pending a Purchase Order issuance to our contract manufacturer Sanmina Corp (NASDAQ: SANM) for full manufacturing of our patented BOTDA sensor system hardware." In this regard, it is not clear whether or when you plan to submit a purchase order, whether you have a customer for your BOTDA system or how you plan to fund such a purchase order.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financings, page 38

5. Please reconcile the differences between the table on page 38 showing the puts made by the company during 2023 to GHS pursuant to the May 2022 Equity Financing Agreement with the table on page II-5.
Liquidity and Capital Resources, page 43

6. We have considered your response to prior comment 8 and reissue our comment in part.
         Please disclose the amount of debt subject to pending litigation. Discuss the level operations that your twelve-month future cash requirements of $2,718,828 will fund and how long the company can operate with current resources.
Business
Our Operating Units, page 46

7. Please update your disclosure about Optilan India Pvt Ltd and Optilan Communications
       & Security Systems Ltd to reflect what you acquired on December 1, 2023 from the liquidation of Optilan. For example, discuss what was excluded from the purchase and the impact on the operations of these entities. Refer to your Form 8-K filed December 1,
FirstName LastNameDennis O   Leary
       2023. If material, file the purchase agreements as an exhibit. In addition, clarify whether
Comapany    NameDarkPulse,
       the installations       Inc. for these companies were during the time
the company owned
                         disclosed
       Optilan
February        or since
          29, 2024   Pageyou
                          2 acquired them from the liquidation of Optilan.
FirstName LastName
 Dennis O   Leary
FirstName
DarkPulse, LastNameDennis O   Leary
           Inc.
Comapany29,
February   NameDarkPulse,
             2024         Inc.
February
Page 3 29, 2024 Page 3
FirstName LastName
Intellectual Property, page 54

8.       Please disclose the duration of your material patents.
Legal Proceedings, page 54

9. We have considered your response to prior comment 10. Please note that you may not provide disclosure about your legal proceedings by referring to your Form 10-Q filed
         November 15, 2023. The full disclosure must be provided in the Form S-1. Therefore, we reissue the comment. Please provide all the disclosure required by
Item 103 of Regulation
         S-K. Ensure the disclosure is updated to the latest practicable date and includes a description of the factual basis alleged to underlie the proceedings and the relief sought.
         See General Instruction VII.D.1.c to Form S-1.
Item 15 - Recent Sales of Unregistered Securities, page II-1

10. We note that you registered 1.8 billion shares for resale by GHS Investment under the
         May 2022 Equity Financing Agreement on Form S-1, file number 333-265401. The table disclosing the shares sold to GHS Investments pursuant to the May 2022 Equity Financing
         Agreement indicates that you have sold 1,935,728,017 shares to GHS from June 24, 2022 through January 8, 2024. Since GHS Investments currently beneficially owns 216,416,267 shares, which corresponds to the number of shares you have sold to GHS Investments under the Second Amended Equity Financing Agreement dated July 10, 2023, as amended, it appears that GHS Investments resold 135,728,017 shares under the May 2022
         Equity Financing Agreement that were not registered for resale. Please advise.
Exhibits

11. We note that counsel's revised legality opinion filed as Exhibit 5.1 reflects that all 3.5 billion shares being registered are not currently outstanding. We further note that the company has already sold 216,416,267 shares to GHS Investments pursuant to the Second
         Amended Equity Financing Agreement dated July 10, 2023, as amended. If you intend to register these currently outstanding shares for resale by GHS Investments, please have counsel revise his opinion to address the legality of these shares. Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at
202-551-3815 with
any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Technology
cc:      Brian Higley, Esq.